Exhibit 99.2

Genetic Technologies Announces Closing of $8.0 Million Public Offering

MELBOURNE, AUSTRALIA, May 28, 2020 / GLOBE NEWSWIRE / Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) (the “Company”), a leader in the development of genetic risk assessment tests, today announced the closing of its previously announced public offering of 3,500,000 American Depositary Shares (“ADSs”), each representing six hundred (600) of the Company’s ordinary shares, at an effective purchase price of $2.00 per ADS and 500,000 pre-funded warrants, at an effective purchase price of $1.9999 per pre-funded warrant, for aggregate gross proceeds of approximately $8.0 million. Each pre-funded warrant sold in this offering is exercisable into one ADS at an exercise price of $0.0001 per ADS.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The Company intends to use the net proceeds from this offering to support the introduction and distribution of our new products in the United States, for general product research and development, including the development of polygenic risk tests, and reimbursement studies with TGen in the United States, for implementation of our consumer initiated testing platform, preparation for potential COVID-19 testing, COVID-19 risk test for developing serious disease from contracting COVID-19, for working capital and new equipment purchases.

The Securities and Exchange Commission declared effective a registration statement on Form F-1 (File No. 333-235542) relating to these securities on May 26, 2020. A final prospectus relating to this offering has been filed with the Securities and Exchange Commission. The offering was made only by means of a prospectus. Electronic copies of the final prospectus relating to the offering may be obtained on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (646) 975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies has capacity for Covid-19 testing and is developing a pipeline of risk assessment products, including a COVID-19 risk test of the risk of developing serious disease if a person were to contract COVID-19.

For more information, please visit www.gtglabs.com.

Forward-Looking Statements

This press release may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations and Media (US)
Dave Gentry, CEO
RedChip Companies
Office: 1 800 RED CHIP (733 2447)
Cell: US 407 491 4498
dave@redchip.com

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